UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65242/September 1, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14470

In the matter of	:	
	:	
M (2003) PLC (F/K/A MARCONI PLC),	:	
MAYFAIR MINING & MINERALS, INC.,	:	ORDER MAKING FINDINGS
MM2 GROUP, INC.,	:	AND REVOKING REGISTRATIONS
NAYNA NETWORKS, INC.,	:	BY DEFAULT AS TO FOUR
NCT GROUP, INC., and	:	RESPONDENTS
NEPTUNE INDUSTRIES, INC.	:	
(F/K/A MOVE FILMS, INC.)	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 20, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by August 1, 2011. Respondents' Answers were due on August 15, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On August 16, 2011, Respondents were ordered to show cause – by August 30, 2011 – why the registration of their securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As of today, only Respondent Mayfair Mining & Minerals, Inc., has filed an Answer and shown cause why it should not be defaulted.[1] A telephonic prehearing conference was held August 25, 2011, in which the Division and only Respondents Mayfair Mining & Minerals, Inc. and M (2003) PLC (f/k/a Marconi PLC) (M2003) participated.

MM2 Group, Inc. (MM2), Nayna Networks, Inc. (Nayna), NCT Group, Inc. (NCT), and Neptune Industries, Inc. (f/k/a Move Films, Inc.) (Neptune) (collectively, Respondents), are in default for failing to file an Answer to the OIP, respond to a dispositive motion, attend the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

MM2 (CIK No. 1141500) is a New Jersey corporation located in Livingston, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MM2 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $1.1 million for the prior nine months. As of July 12, 2011, the company's stock (symbol "MMGP")

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[1] The proceeding has ended as to Respondent M (2003) PLC (f/k/a Marconi PLC). See M (2003) PLC (f/k/a Marconi PLC), Securities Exchange Act Release No. 65229 (August 31, 2011).

was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nayna (CIK No. 769591) is a defaulted Nevada corporation located in Shelton, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nayna is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $818,000 for the prior three months. As of July 12, 2011, the company's stock (symbol "NAYN") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NCT (CIK No. 722051) is a void Delaware corporation located in Shelton, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NCT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2006, which reported a net loss of over $22 million for the prior six months. On May 12, 2009, an involuntary Chapter 7 petition was filed against NCT in the U.S. Bankruptcy Court for the District of Connecticut, and the case was terminated on July 20, 2009. As of July 12, 2011, the company's stock (symbol "NCTI") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Neptune (CIK No. 1138659) is a Florida corporation located in Homestead, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Neptune is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $533,000 for the prior three months. On February 13, 2009, an involuntary Chapter 11 petition was filed against Neptune in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on December 17, 2009. As July 12, 2011, the company's stock (symbol "NPDI") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through the failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of MM2 Group, Inc., Nayna Networks, Inc., NCT Group, Inc., and Neptune Industries, Inc. (f/k/a Move Films, Inc.), is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge